Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 10 DATED DECEMBER 8, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
     This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, Supplement No. 6 dated October 15, 2010, Supplement No. 7 dated October 19, 2010, Supplement No. 8 dated November 3, 2010 and Supplement No. 9 dated November 24, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 10 is to disclose:
•	the status of our offerings;
•	the closing of this offering effective February 28, 2011; and
•	the declaration of distributions for the first quarter of 2011.
Status of Our Offerings
     As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
     We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of December 6, 2010, we had received and accepted subscriptions in our follow-on offering for 45,281,545 shares of our common stock, or approximately $452,429,000, excluding shares issued pursuant to our distribution reinvestment plan. As of December 6, 2010, 154,718,455 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.
Closing of Offering
     On August 16, 2010, we announced our intention to close this offering, subject to market conditions, on or before April 30, 2011 but not earlier than November 30, 2010, with 30 days prior notice to our stockholders. On December 6, 2010, our board of directors approved the closing of this offering effective February 28, 2011.
     We have purchased approximately $558 million of medical office and healthcare related assets since January 1, 2010, and we have another approximately $261 million under contract, which we expect to close by year end. With the closing of over $800 million of acquisitions in 2010, which will bring our total asset portfolio in excess of $2 billion as of the end of 2010, we will have substantially invested the offering proceeds we have raised to date.
     With the closing of this offering, and with the help of our lead strategic advisor, J.P. Morgan Securities LLC, we will continue to review the various liquidity alternatives available to us in an effort to further enhance stockholder value. Our objective is to implement the optimal strategy, which will provide both value and liquidity to our stockholders.

First Quarter Distributions
     On December 6, 2010, our board of directors authorized and we declared distributions for the months of January, February and March 2011. These distributions will be calculated based on stockholders of record each day during such month and will equal a 7.25% annualized rate based on a $10.00 share price.
     We have completed a high volume of quality acquisitions and maintained low leverage, and we continue to place debt at current low interest rates. We have the benefit of a portfolio with occupancy above 90%, as well as balance sheet flexibility, including access to our $275 million unsecured credit facility. These factors position us to achieve full distribution coverage with modified funds from operations, or MFFO, going forward in 2011. MFFO is a non-GAAP financial measure. For more information regarding MFFO, see Supplement No. 9 dated November 24, 2010. We will continue to review our distribution policy on an ongoing basis to ensure that it is consistent with our coverage requirements.
Cautionary Note Regarding Forward-Looking Statements
     This Supplement No. 10 contains certain forward-looking statements with respect to our company. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: we may not achieve full distribution coverage in the time period expected; we may not be able to execute a transaction that maximizes stockholder value or provides liquidity to our stockholders in the time period expected or at all; uncertainties relating to changes in general economic and real estate conditions; uncertainties relating to the implementation of recent healthcare legislation; uncertainties regarding changes in the healthcare industry; the uncertainties relating to the implementation of our real estate investment strategy; and other risk factors as outlined in the prospectus.